Issuer Free Writing Prospectus
Filed by: PGT, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. on Form S-1: 333-132365
Pricing Supplement Dated June 27, 2006
PGT, Inc.
8,823,529 Shares
Common Stock
The information in this Pricing Supplement supplements the Preliminary Prospectus dated June 9, 2006 and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Pricing Supplement or the Preliminary Prospectus. Any representation to the contrary is a criminal offense.
Price to the Public:
$14.00 per share.
Settlement Date:
July 3, 2006
Net Proceeds and Use of Proceeds:
The net proceeds to the issuer from the offering after deducting underwriting discounts and commissions and estimated fees and expenses will be approximately $113.4 million, or approximately $130.6 million if the underwriters exercise their over-allotment option in full. All of the net proceeds from the offering, together with cash on hand, will be used to repay $115.0 million of indebtedness under the issuer’s second lien credit facility.
Capitalization as of April 1, 2006 as adjusted for the offering (in millions):

Cash and cash equivalents	$ 15.0

Debt
First lien credit facility	205.0
Second lien credit facility	—
Revolving credit facility(1)	—

Total debt	205.0

Shareholders’ equity: $0.01
Common stock ($0.01 par value, 200.0 million shares authorized, 24.6 million issued and outstanding)	0.2
Additional paid-in capital	182.5
Retained earnings (accumulated deficit)	(15.5)
Accumulated other comprehensive income	3.7

Total shareholders’ equity	170.9

Total capitalization	$375.9

(1)	As of the date hereof, there are no borrowings outstanding under our $30 million Revolving Credit Facility, although $5.4 million of letters of credit are outstanding thereunder. See “Description of certain indebtedness.”
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.